

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Oliver Graham
Chief Executive Officer
Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg
Luxembourg

 Re: Ardagh Metal Packaging S.A.
  Amendment No. 2 to
  Registration Statement on Form F-4
  Filed June 1, 2021
  File No. 333-254005

Dear Mr. Graham:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

Amendment No. 2 to Form F-4 filed June 1, 2021

General

1. We note the statement on page F-69 that "the Company will not redeem its public shares of common stock in an amount that would cause its net tangible assets to be less than $5,000,001." Please reconcile this with the fact that the Gores Holdings V, Inc. balance sheet on page F-61 indicates that all 52,500,000 shares of Class A Common Stock are subject to possible redemption. As an additional matter confirm that Gores Holdings V, Inc. will meet its obligation under Securities Act Rule 419 to maintain net tangible assets in excess of $5,000,000.

Committees of the Board of Directors, page 207

2.   Please discuss the extent of the board's and the audit committee's role in overseeing cybersecurity risk management.

Recent Developments, page 230

3.   We note your disclosure about the recently experienced cybersecurity incident. Please tell us if this incident materially affected your products, services, relationships with customers or competitive conditions. If so, confirm that you will disclose any related costs or other consequences in MD&A and reflect any material impact on your financial condition in your financial statements and accompanying notes. We note your disclosure that Ardagh Group's IT team has been working to assess and remediate the impact of the event, that systems are being progressively brought back online securely in a phased manner, and that you are in the early stage of investigating this incident. Please confirm that you will update your disclosure as appropriate to discuss the magnitude of any material incident and its consequences, any steps taken to remediate the incident or mitigate harm, and whether there is any potential liability for damages. Also, tell us whether management has identified deficiencies in the company's disclosure controls and procedures, related to this incident, that would render them ineffective.

     You may contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing